David W. Freese

Partner

+1.215.963.5862

david.freese@morganlewis.com

October 16, 2023

FILED AS EDGAR CORRESPONDENCE

David Matthews, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund II 485(a) Filing (File Nos. 033-50718 and 811-07102)

Dear Mr. Matthews:

On behalf of our client, The Advisors’ Inner Circle Fund II (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 288, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 292, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Champlain Strategic Focus Fund (the “Fund”). Below, we have briefly summarized your comments, followed by our responses. Where indicated, certain of the responses are based on information provided by Champlain Investment Partners, LLC (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comment on the Prospectus

  Comment. Please add disclosure to the second footnote to the fee table clarifying that the Fund may only make repayments to the Adviser if the repayments do not cause the Fund’s expense ratio after repayment to exceed both the expense limitation in place at the time such amounts were waived and the current expense limitation.

Response. The Trust notes that the following sentence in the second footnote contains the requested qualifications with respect to the receipt of repayments: “In addition, the Adviser may receive from the Fund the difference between the Total Annual Fund Operating Expenses (not including excluded expenses) and the expense caps to recoup all or a portion of its prior fee waivers or expense reimbursements made during the three-year period preceding the recoupment if at any point Total Annual Fund Operating Expenses (not including excluded expenses) are below the expense caps (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment” (emphasis added). Accordingly, no changes have been made in response to this Comment.

David Matthews, Esq.

October 16, 2023

  Comment. Please supplementally clarify whether the references to “large-sized” company and companies in the “Principal Investment Strategies” section mean the same as “large-capitalization” company and companies and whether such large issuers will be associated with a particular index for classification purposes.

Response. In response to this Comment, the term “large-capitalization” has been changed to “large-sized” where indicated. The Adviser confirms that it defines a large-sized company as any company whose market capitalization falls above the range of the Russell Midcap Index as measured as of the index’s most recent annual reconstitution.

  Comment. In the disclosure corresponding to Item 9 of Form N-1A:

(i).	Please provide further explanation and disclosure of the Adviser’s bottom-up investment and stock selection process to address the following:

    How the Adviser manages business model and valuation risks;

  Response. The requested change has been made.

      How the Adviser implements each of the three analytical steps of the selection process, including examples of each;

    Response. The requested change has been made.

        How the Fund’s policy to not concentrate investments impacts the Adviser’s assessment of sector factors and the Adviser’s intention to manage a focused portfolio of 15-30 medium- to large-sized investments; and

Response.	The Adviser notes that its assessment of sector factors is independent of the Fund’s concentration policy. That is, the Adviser analyzes sector factors that it deems appropriate when considering whether to buy or sell a portfolio security irrespective of the limitations on the amount that can be invested in an industry provided by the Fund’s concentration policy. The Trust, therefore, respectfully declines to include additional disclosure relating to this element of the Comment. The Trust further notes that disclosure has been added in response to Comment 3(i)(d) below to state that the Adviser monitors the Fund’s portfolio for compliance with applicable legal and regulatory requirements on an initial investment and ongoing basis. Taken together with the current disclosure that the Adviser may sell securities in order to limit position sizes or to reduce sector exposure, the Trust respectfully believes that the updated disclosure satisfies the requirements of Form N-1A and responds to the Staff’s request in this Comment.

          A general description of the Adviser’s ongoing diligence and monitoring process for Fund and portfolio investments.

        Response. The requested change has been made.

        David Matthews, Esq.

        October 16, 2023

(ii).	Please also disclose the approximate number of issuers or the percentage of the portfolio the Adviser anticipates will be invested in small-capitalization companies.

        Response. The Adviser has confirmed that the Fund does not have a principal investment strategy to invest a particular or target percentage of net assets in small-capitalization companies. Rather, the Fund will invest in small-capitalization companies in an amount determined to be appropriate based on prevailing market conditions and economic factors, among other things. Accordingly, the Trust does not believe that providing the requested information in the Prospectus would provide useful information to investors and has respectfully declined to make the requested change.

          Comment. Because the Fund includes the “Growth Investment Style Risk” in then section titled “Principal Risks of Investing in the Fund,” please expand the disclosure in the “Principal Investment Strategies” section to correspondingly explain the concept of growth investing and its connection to the large- and medium-sized issuers in which the Fund invests.

        Response. The requested change has been made.

        Comments on the SAI

          Comment. Please supplementally advise whether the Fund intends to engage in short sales or investments in derivatives. If so, please revise the investment strategies accordingly.

        Response. The Adviser confirms that the Fund will not engage in short sales or investments in derivatives as a principal investment strategy.

6.	Comment. In the “Investment Limitations” section, please clarify the description of diversification, given that the Fund will not be diversified.

        Response. The referenced disclosure has been deleted, and additional disclosure with respect to the Fund’s non-diversified composition has been added to the disclosure under the section titled “The Trust.”

7.	Comment. Please clarify the disclosure in the SAI as to statements of fundamental and non-fundamental policies, including whether the non-fundamental policy descriptions are intended to clarify the scope of the fundamental policies.

        Response. The Trust confirms that the non-fundamental policy descriptions are intended to clarify the scope of corresponding fundamental policies. The Trust has included headings to each fundamental policy and its corresponding non-fundamental policy to clarify the connection.

8.	Comment. Please supplementally confirm if the Adviser intends to engage in securities lending on behalf of the Fund. If so, please revise the Prospectus to address this activity.

        Response. The Adviser confirms that it does not presently intend to engage in securities lending on behalf of the Fund as a principal investment strategy. Accordingly, no disclosure has been added to the Prospectus in response to this Comment.

        * * * * * * * * * * *

        If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

        Very truly yours,

/s/ David W. Freese
David W. Freese

        3